090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20110497340-71
Ross Miller Secretary of State State of Nevada	Filing Date and Time 07/05/2011 1:29 PM
	Entity Number C28165-1998

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Jolley Marketing, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The text of the amended Article IV of the Articles of Incorporation is as follows:

(a) Common Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is 600,000,000 at a par value of $.001 per share. All stock, when issued shall be fully paid and non-assessable, shall be of the same class, and shall have the same rights and preferences.

Each share of Common Stock shall be entitled to one vote at a stockholders' meeting, either in person or by proxy. Cumulative voting in elections of Directors and all other matters brought before stockholder meetings, whether they be annual or special, shall not be permitted. (See Attached)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 9,230,013

4. Effective date of filing: (optional) 7/11/11

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ARTICLE IV
(As Amended on 9/05/2007, 7/16/2008 & 7/11/2011)

(a) Common Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is 600,000,000 at a par value of $.001 per share. All stock, when issued shall be fully paid and non-assessable, shall be of the same class, and shall have the same rights and preferences.

Each share of Common Stock shall be entitled to one vote at a stockholders' meeting, either in person or by proxy. Cumulative voting in elections of Directors and all other matters brought before stockholder meetings, whether they be annual or special, shall not be permitted.

The holders of the capital stock of the Corporation shall not be personally liable for the payment of the Corporation's debts, and private property of the holders of the capital stock of the Corporation shall not be subject to the payment of debts of the Corporation to any extent whatsoever.

Stockholders of the Corporation shall not have any preemptive rights to subscribe for additional issues of stock of the Corporation except as may be agreed upon from time to time by the Corporation and any stockholder.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the Corporation shall have authority to issue is 10,000,000 shares, par value $.001, which may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Board of Directors of the Corporation.